Exhibit 99.1

LUKE ENERGY LTD., 1200, 520 – 5 Avenue S.W., Calgary, AB T2P 3R7
Telephone: (403) 261-4811 Fax: (403) 261-4818

For Immediate Release
August 6, 2004

Press Release
Luke Energy Reports Second Quarter 2004 Results
Calgary, Alberta: Luke Energy Ltd. is pleased to announce strong operating and financial results for the second quarter ended June 30, 2004.

Highlights

(unaudited)	Three months ended		Six Months	Period Ended
	June 30,		Ended June 30,	June 30,
	2004	2003	2004	2003[1]

Operating
Number of Producing days	91	91	182	125
Production
Oil – bopd	101	93	83	88
Gas – mcf/d	4,600	401	2,732	430

Total – boepd (6 mcf = 1 bbl)	868	160	538	160

Product Prices ($Cdn)
Oil - $/bbl	$48.72	$35.60	$45.44	$36.78
Gas - $/mcf	$6.79	$6.45	$6.69	$7.36

Drilling Activity
Oil wells	-	-	-	-
Gas wells	-	-	8	-
Dry	1	-	2	-

Total wells	1	-	10	-
Net wells	.5	-	9.5	-

Undeveloped lands
Net acres	23,750	11,720	23,750	11,720

Financial ($Cdn)[2]
Gross production revenue	$3,291,240	$537,055	$4,015,677	$802,863
Cash flow from operations[3]	$1,345,790	$287,293	$1,844,675	$355,646
per share – basic & diluted	$0.04	$0.01	$0.05	$0.02
Earnings	$256,285	$59,419	$339,148	$53,072
per share – basic & diluted	$0.01	$0.00	$0.01	$0.00
Weighted average shares	34,836,465	29,234,258	34,832,707	23,520,093
Shares outstanding	34,856,949	33,053,946	34,856,949	33,053,946
Capital expenditures	$3,280,328	$193,331	$14,195,216	$230,503
Working capital	$22,698,377	$35,216,131	$22,698,377	$35,216,131
Shareholders’ equity	$43,496,800	$40,201,529	$43,496,800	$40,201,529

[1]	The Company commenced operations February 26, 2003.
[2]	The Company changed its accounting policy for stock-based compensation resulting in the restatement of certain prior period numbers. See note 1 to the financial statements.
[3]	Cash flow from operations means earnings plus future taxes, depletion and depreciation and accretion and stock-based compensation.

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SUMMARY

Second quarter production was up more than fivefold, averaging 868 barrels of oil equivalent per day (boepd) as compared to 160 boepd a year ago. Luke Energy’s production was 88% gas and 12% oil. Current production is approximately 900 boepd. The Company’s significant production gains were attributable to positive drilling results at Marten Creek in northern Alberta.

Cash flow for the second quarter was up almost five times to $1,345,790 (4¢ per share) from $287,293 (1¢ per share) in the same period last year. For the six months ended June 30, 2004 cash flow increased to $1,844,675 (5¢ per share) from $355,646 (2¢ per share) in the same period a year ago.

Earnings for the second quarter were also up significantly to $256,285 (1¢ per share) from $59,419 (nil per share) a year ago. For the six-month period, earnings were $339,148 (1¢ per share) versus $53,072 (nil per share) last year. Cash flow and earnings are at record levels as a result of increased production and strong commodity prices.

OPERATIONS

During the first six months of this year the Company drilled 10 wells resulting in eight gas wells and two dry holes. The successful gas wells were drilled at Marten Creek in northern Alberta. Seven of the successful gas wells were put on production prior to the onset of spring breakup in mid-March. Current production from Marten Creek alone is 4.5 mmcf/d of gas which equates to approximately 750 boepd to Luke’s 100% interest. The Marten Creek properties have additional productive capability, some of which will come on later this year when a nearby third party gas plant expansion is completed. As a result of its drilling success last winter, the Company has more than doubled its 100% owned acreage at Marten Creek from 11,000 acres to 25,000 acres while increasing its seismic coverage in the area to over 500 miles.

Luke Energy has a 20-well drilling program planned at Marten Creek for this coming winter which will be a mix of both development and exploratory wells. The Company has secured two drilling rigs for the winter work season and drilling is expected to commence in late December. The new drilling program is expected to more than double the Company’s existing production.

The Company is continuing to develop new prospects in the Fort St. John area of northeastern British Columbia. A number of wells are planned for later this year and into the winter work season.

Luke Energy’s ability to grow through internally generated drilling prospects ensures continued strong progress in its operational performance. While the Company is capitalizing on the success of its Marten Creek core operation, it is also actively looking for small strategic property acquisitions which could be the genesis of new core areas.

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Large acquisitions have become prohibitive to small companies like Luke Energy because of the high prices now being paid and the sheer size of the multiple-property bids being made to the major sellers.

The outlook is positive for a well-funded emerging company such as Luke Energy given its strong technical team and ability to generate value through organic growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2004 and the audited financial statements and MD&A for the period ended December 31, 2003. This MD&A is based on information available at July 29, 2004. The discussion contains forward-looking statements that involves risks and uncertainties. Such information, although considered reasonable by Luke management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

The MD&A contains the term “cash flow from operations” which is calculated by adding non-cash items (future taxes, stock-based compensation expense, and depletion, depreciation and accretion) to earnings for the period. Cash flow from operations is not a generally accepted accounting principle standard and therefore may not be comparable to similar benchmarks presented by issuers outside the oil and gas industry.

Oil and Gas Operations

	Three months ended				Six months ended		Period ended
	June 30,				June 30,		June 30,

	2004		2003		2004		2003

Production	868 boepd		160 boepd		538 boepd		160 boepd

	($000’s)	($/boe)	($000’s)	($/boe)	($000’s)	($/boe)	($000’s)	($/boe)

Oil and gas revenues	$ 3,291	$ 41.70	$ 537	$ 36.90	$ 4,016	$ 41.00	$ 803	$ 40.20
Royalties, net of ARTC	541	6.85	128	8.80	724	7.39	197	9.85
Operating expenses	613	7.76	76	5.20	738	7.54	105	5.25

Netback	$ 2,137	$ 27.09	$ 333	$ 22.90	$ 2,554	$ 26.07	$ 501	$ 25.10

The significant increase in the Company’s quarterly and year-to-date production for 2004 as compared to 2003 is the result of the first quarter drilling success at Marten Creek. The gas wells at Marten Creek came on-stream in mid-March and have produced an average of 4.2 mmcf/d since then.

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In addition, oil and gas revenues for the second quarter benefited from higher prices. The Company’s average oil price was up 37% to $48.72 per bbl Cdn as compared to $35.60 per bbl Cdn in the second quarter of last year. Gas prices during the second quarter continued to be strong averaging $6.79 Cdn per thousand cubic feet (mcf), up slightly from $6.45 Cdn per mcf last year.

Royalty expense for the quarter, as a percentage of production revenue, was 16% as compared to 24% last year. The lower royalty rate is attributable to the gas production at Marten Creek which is eligible for the Alberta Royalty tax credit and a reduced crown rate based on production levels.

Operating expenses for the second quarter were $7.76 per boe as compared to $5.20 per boe last year. The increase relates primarily to the higher operating expenses associated with the Marten Creek gas production of approximately $7.00 per boe. In addition, the per unit costs at Bashaw and Bassano have increased because of natural production declines while fixed costs remain unchanged.

Interest and Loss on Sale of Marketable Securities

In the second quarter the Company elected to sell its Government of Canada bonds due to concerns about volatility in the bond market. The Company incurred a loss of $531,951 on the sale, which was partly mitigated by a $236,716 gain on the sale of bonds in the first quarter. Overall, the Company’s investments during the six-month period yielded approximately 1.8%, which is comparable to the average term deposit or commercial paper rate for the six months ended June 30, 2004.

Capital Expenditures

Capital expenditures during the second quarter of 2004 were $3.3 million. The majority of these expenditures were for land and seismic purchases in the Marten Creek and Fort St. John project areas. The balance was for pump upgrades at Bashaw and completion of the facility and flowline work at Marten Creek.

Year-to-date the Company has spent $14.2 million and expects that 2004 capital expenditures will be approximately $26.2 million.

General and Administrative Expenses

General and administrative expenses for the second quarter were $472,156 ($300,031 last year) and $955,448 for the six months ended June 30, 2004 ($393,341 for the period ended June 30, 2003). With the increased production from Marten Creek, general and administrative expenses were $5.98 per boe for the second quarter as compared to $20.61 per boe last year. The Company’s staffing levels are sufficient to continue production growth with minimal additional general and administrative costs.

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Depletion, Depreciation and Asset Retirement Obligation

The provision for depletion, depreciation and accretion for the second quarter is based on internal reserve estimates. The provision for the quarter was $572,220 ($7.25 per boe) as compared to $131,770 ($9.05 per boe) last year. The provision per boe has substantially decreased from last year as a result of the favourable finding and development costs of the Marten Creek drilling program.

Cash Flow and Earnings

Cash flow for the quarter of $1.3 million ($0.04 per share) was significantly higher than the $287,293 ($0.01 per share) reported in 2003 despite a $531,951 reduction resulting from the sale of marketable securities. For the first six months of this year the Company realized a substantial increase in cash flow to $1.8 million versus $355,646 for the comparable period of 2003. The increase is largely due to the production growth generated by the Marten Creek drilling program.

Earnings for the three months ended June 30, 2004 were $256,285 ($0.01 per share) compared to $59,419 ($0.00 per share) last year. Earnings for the six-month period were $339,148 ($53,072 last year or $0.00 per share). Earnings for all reported periods were reduced by the adoption of the fair value method of accounting for stock based compensation. The change in accounting policy was adopted retroactively with restatement of prior periods and resulted in a $162,285 reduction in 2004 second quarter earnings (2003 - $25,704) and a $320,257 reduction in six-month earnings (2003 - $37,004).

Taxes

There is no current tax provision for the second quarter due to the Federal Governments’ increase in the Large Corporations tax base to $50 million.

The provision for future taxes of $355,000 for the second quarter is 58% of pre-tax earnings as compared to $70,400 or 46% of pre-tax earnings for the second quarter of 2003. The increase in the rate is due to the non-tax deductible higher stock-based compensation expense for the second quarter of 2004.

Liquidity and Capital Resources

The Company continues to be well capitalized for growth with working capital of $22.7 million. Luke’s capital budget for the remainder of the year is $12 million and will be funded by working capital. The Company’s strategy continues to be focused on adding production through a combination of low to medium risk exploration projects. Although the engineering group evaluates acquisition opportunities on an ongoing basis, the current capital budget does not include a forecasted acquisition due to the highly competitive acquisition market.

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At July 29th, 2004 the Company has 34,858,949 common shares outstanding and 2,710,000 stock options outstanding.

Quarterly Information
($000’s except per share amounts)

	Gross	Cash Flow
	Production	From	Per	Earnings	Per
	Revenue	Operations	Share	(loss)	Share

Q1-2004	$724	$499	$0.01	$83	$0.00
Q4-2003[1]	$426	$248	$0.01	($80)	($0.00)
Q3-2003[1,2]	$487	$772	$0.02	$397	$0.01
Q2-2003[1]	$537	$287	$0.01	$59	$0.00
Q1-2003[1]	$266	$68	$0.01	($6)	($0.00)

1	Earnings (loss) and earnings (loss) per share have been restated due to the retroactive change in accounting policy for stock-based compensation. See note 1 to the interim financial statements.

[2]	Cash flow and earnings for the third quarter of 2003 were positively impacted by a $505,000 gain on sale of Government Canada Bonds.

For further information please contact:
Harold V. Pedersen, CEO
Mary C. Blue, President & COO
Carrie McLauchlin, Vice-President, Finance & CFO
Phone: (403) 261-4811
Website: www.lukeenergy.com

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Balance Sheet

		December 31,
		2003
	June 30, 2004	(audited)
	(unaudited)	(restated 1)

Assets
Current assets:
Cash and term deposits	$22,812,755	$36,699,571
Receivables	1,815,352	529,815

	24,628,107	37,229,386
Capital assets	21,775,603	7,998,257

	$46,403,710	$45,227,643

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,929,730	$2,203,148
Future taxes	583,850	98,850
Asset retirement obligations	393,330	110,930
Shareholders’ equity:
Share capital (note 2)	42,245,851	42,223,171
Contributed surplus (note 1)	541,967	221,710
Retained earnings (note 1)	708,982	369,834

	43,496,800	42,814,715

	$46,403,710	$45,227,643

[1]	See note 1 to the financial statements.
See accompanying notes to financial statements.

On behalf of the Board:

	“signed by”	“signed by”

	Director	Director
	Harold V. Pedersen	Mary C. Blue

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Statement of Earnings and Retained Earnings (Deficit)

	Three months ended		Six Months	Period Ended
	June 30,		Ended June 30,	June 30,
(unaudited)	2004	2003	2004	2003

		(restated1)		(restated1)
Revenue:
Oil and gas production	$3,291,240	$537,055	$4,015,677	$802,863
Royalties, net of ARTC	(540,897)	(127,991)	(724,468)	(197,377)
Loss on sale of marketable securities	(531,951)	-	(295,235)	-
Interest	213,120	281,172	542,398	294,782

	2,431,512	690,236	3,538,372	900,268
Expenses:
Operating	613,566	76,189	738,249	104,401
General and administrative	472,156	300,031	955,448	393,341
Stock-based compensation	162,285	25,704	320,257	37,004
Interest	-	1,523	-	2,680
Depletion, depreciation and accretion	572,220	131,770	700,270	179,770

	1,820,227	535,217	2,714,224	717,196
Earnings before taxes	611,285	155,019	824,148	183,072
Taxes:
Current	-	25,200	-	44,200
Future	355,000	70,400	485,000	85,800

	355,000	95,600	485,000	130,000

Earnings	$256,285	$59,419	$339,148	$53,072

Retained earnings, beginning of period	$452,697	$4,953	$583,926	$-
Change in accounting policy (note 1)	-	(11,300)	(214,092)	-

Retained earnings (deficit), restated	452,697	(6,347)	369,834	-

Retained earnings, end of period	$708,982	$53,072	$708,982	$53,072

Weighted average number of common shares outstanding	34,836,465	29,234,258	34,832,707	23,520,093
Earnings per share – basic and diluted	$0.01	$0.00	$0.01	$0.00

[1]	See note 1 to the financial statements.
See accompanying notes to financial statements.

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Statement of Cash Flow

	Three months ended		Six months	Period ended
	June 30,		ended June 30,	June 30,
(unaudited)	2004	2003	2004	2003

		(restated1)		(restated1)
Cash provided by (used in):
Operating:
Earnings for the period	$256,285	$59,419	$339,148	$53,072
Items not affecting cash:
Depletion, depreciation accretion	572,220	131,770	700,270	179,770
Future taxes	355,000	70,400	485,000	85,800
Stock-based compensation	162,285	25,704	320,257	37,004

Cash flow from operations	1,345,790	287,293	1,844,675	355,646
Change in non-cash working capital	84,354	(27,502)	(370,811)	(71,952)

	1,430,144	259,791	1,473,864	283,694
Financing:
Common shares issued, net of issue costs	-	35,965,976	-	35,090,988
Stock options exercised	22,680	-	22,680	-
Initial common shares redeemed for cash	-	-	-	(100)

	22,680	35,965,976	22,680	35,090,888
Investing:
Additions to capital assets	(3,280,328)	(193,331)	(14,195,216)	(230,503)
Change in non-cash working capital	(4,132,105)	78,360	(1,188,144)	78,360

	(7,412,433)	(114,971)	(15,383,360)	(152,143)
Increase (decrease) in cash	(5,959,609)	36,110,796	(13,886,816)	35,222,439
Cash position, beginning of period	28,772,364	(888,257)	36,699,571	100

Cash position, end of period	$22,812,755	$35,222,539	$22,812,755	$35,222,539

[1]	See note 1 to the financial statements
Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

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Notes to Financial Statements

The interim financial statements of Luke Energy Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the period ended December 31, 2003. The disclosures provided below are incremental to those included in the December 31, 2003 audited financial statements.

1.	Change in accounting policy:

Stock-based compensation:

Pursuant to the amended accounting pronouncement for stock-based compensation, the Company changed its accounting policy from the intrinsic method to the fair value method to account for options granted to employees under the stock option plan. Application of the fair value method results in recognition of compensation expense in the statement of earnings (previously provided as note disclosure) with a corresponding amount to contributed surplus. The new method was applied retroactively with restatement of prior period financial statements. The change resulted in a reduction in earnings of $162,285 ($0.01 per share) for the three months ended June 30, 2004 and $25,704 ($0.00 per share) for the three months ended June 30, 2003; the earnings reduction for the six months ended June 30, 2004 was $320,257 ($0.01 per share) and $37,004 for the period ended June 30, 2003 ($0.00 per share).

2.	Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:

	Number of Shares	Amount

Balance at December 31, 2003	34,828,949	$42,223,171
Exercise of stock options	28,000	22,680

Balance June 30, 2004	34,856,949	$42,245,851

Stock-based Compensation Plan

Pursuant to the Officers, Directors and Employees Stock Plan, the Company was entitled to reserve for issuance and grant stock options to a maximum of 3.3 million shares on a cumulative basis (not to exceed 10% of the issued and outstanding shares on an undiluted basis). Options granted under the plan to-date have a term of five years to expiry. Options vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company’s common shares on the date of the grant. At June 30, 2004, 2,712,000 options with exercise prices between $0.81 and $2.10 were outstanding and exercisable on various dates to 2009.

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A summary of the status of the plan at June 30, 2004, and changes during the period ended are presented below:

	Number	Weighted Average
	of Options	Exercise Price

Stock options, beginning of period	2,665,000	$1.52
Granted	75,000	$2.10
Exercised	(28,000)	$0.81

Stock options, end of period	2,712,000	$1.55

Exercisable, end of period	197,000	$0.81

The following table summarizes information about the stock options outstanding at June 30, 2004:

	Options Outstanding at
	June 30, 2004

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise
	of Options	Life	Price

Range of exercise prices
Less than $1.00	647,000	3.64	$0.81
$1.00 to $2.00	1,990,000	4.19	$1.77
Greater than $2.00	75,000	4.67	$2.10

	2,712,000	4.07	$1.55

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 45%.

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3.	Supplemental Cash Flow Information:

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

	Three months ended		Six months	Period ended
	June 30,		ended June 30,	June 30,
	2004	2003	2004	2003

Interest paid	$-	$1,523	$-	$2,680
Capital taxes paid	$-	$-	$-	$-

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